Exhibit 99.1

New Gold Files Rainy River Technical Report

TORONTO, Aug. 7, 2018 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) today announced the filing of a National Instrument 43-101 technical report for the Company's Rainy River Mine (the "Report"). The Report is available under New Gold's profile on SEDAR at www.sedar.com and on the Company's website at www.newgold.com.

About New Gold Inc.
New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

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SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/07/c5531.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Toll Free: 1-888-315-9715, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:55e 07-AUG-18